SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated January 2, 2008, entitled “Spreadtrum, Amoi and Kuro Jointly Launch China’s First Solution for Music Phones Offering Copyrighted Music—A New ‘Blue Ocean’ Has Been Created.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: January 7, 2008

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated January 2, 2008, entitled “Spreadtrum, Amoi and Kuro Jointly Launch China’s First Solution for Music Phones Offering Copyrighted Music—A New ‘Blue Ocean’ Has Been Created.”

Exhibit 99.1

Spreadtrum, Amoi and Kuro Jointly Launch China’s First

Solution for Music Phones Offering Copyrighted Music

A New “Blue Ocean” Has Been Created

SHANGHAI, China, January, 2 – Spreadtrum (Spreadtrum Communications, Inc. (Nasdaq: SPRD)), Amoi (Amoi Electronics Co., Ltd (stock code: 600057)) and Kuro (Beijing Kuro Times Tech. Co., Ltd.), today jointly announced China’s first solution for music phones offering copyrighted music, as Amoi unveiled its new music phones, A616 and A636 in the beginning of the new year. This solution is specifically designed for the growing mobile music market, and not only brings high quality copyright protected music to Chinese mobile handset users, but also pushes domestic music phones’ industrial chain to the convergence of the ‘4Cs’—Communication, Chip, Content and Copyright.

With mobile music growing in popularity, music optimized phones are becoming favored by consumers as the main carrier of the mobile music. Nevertheless, continued poor quality of video and audio, copyright restriction of video resources, and lack of music choices have been a limitation to the quick growth of mobile music phones. To date, there are few choices of copyrighted music services at a reasonable price in the Chinese consumer market. Meanwhile, chipset makers, handset manufacturers, and mobile music carriers look to combine music playback functions with high quality sound and large music storage to bring the consumers richer music experiences.

Kuro ( http://www.Kuro.cn ) is a music service provider legally authorized by most record companies for millions of online copyrighted songs, providing high quality music download services. Through the cooperation announced today, Spreadtrum has embedded Kuro’s services into its chipset platform, so that the mobile phones equipped with Spreadtrum’s chips can enable the functions of a multimedia player and online music download services. As one of China’s leading handset manufacturers, Amoi firstly deployed this combination of new functions and download service, and plans to launch its new music phone in the near future. Consistent with its research concept “To be the pioneer of application, to be delicate as much as we can” Amoi’s music phone enables consumers to listen to and download copyrighted music. At the same time, it is a karaoke music phone with high quality original music and celebrity photographs. With the portable music, people can learn to sing songs and become a karaoke singer in a very short time.

Dr. Ping Wu, President and CEO of Spreadtrum, said, “We are very delighted about this cooperation. As one of China’s leading wireless baseband chipset providers, Spreadtrum is devoted to the evolution of the wireless communication and multimedia handsets. Spreadtrum’s product range includes baseband chipsets for 2G, 2.5G, 3G and 3.5G handsets, specialized software, handset development platform, and AVS audio/video decoder chips. Embedding Kuro’s music copyright protection technology into Spreadtrum’s SC6600R platform, a high quality multimedia baseband chipset, the Amoi’s mobile phones using Spreadtrum’s solution should be able to satisfy consumers’ varied but growing levels of demand for copyrighted music. We believe this solution enhances the performance and competitiveness of China’s domestic music phones.”

Huang Aiping, the vice president of Amoi, pointed out that: “As a leading domestic handset manufacturer, Amoi aims to be an outstanding provider for the music market segment of handsets. It always stands in the front line of the tide of music handsets. From monosyllabic times to the polyphonic era, Amoi has developed a series of products focusing on the consumer’s growing demands, and strives to introduce outstanding products which can bring richer musical experiences to consumers.”

The president of iPeer Multimedia International Ltd., Zheng Qicheng, indicated that, “Beijing Kuro Times Tech. Co., Ltd. is the partner of iPeer Multimedia International Ltd. in China. It has the current leading platform for domestic online digital music services. Kuro has not only pushed the development of digital music by linking the industry together, but also strives to cross different areas, launching innovative services that integrate original music, star pictorials, and karaoke with verbatim lyrics, using Spreadtrum and Amoi features. Kuro also believes it strengthens the additional value of Amoi handsets through the enabling of intelligent song recommendations and community links. In the future, besides music-based handsets, the products with ‘Kuro Inside’ service are expected to include MP3, MPEG4, digital photo frames, U-disk, PC, notebooks and other consumer devices. We hope to bring a better quality of service and provide a new mode to all the Chinese hardware manufacturers, providing these partners with more competitive edges and product values.”

Features of Solution Offered to Music Phones

— Millions of Copyrighted Songs

Keeping risk of illegality and virus infection at bay.

— High Quality, Original Music, Diverse Selection of Celebrity Photographs

Major record companies to provide the original audio files with photographs of celebrities. Supports three-in-one function — integrating audio files, pictures and lyrics simultaneously.

— To Go With Music

Days of sitting alone in front of a computer to listen to music will be over. Through http://www.Kuro.cn, the latest and the most complete music can be easily downloaded, allowing users to enjoy wireless music anytime anywhere.

— Dynamic Lyrics Easy Karaoke

Through the exclusive dynamic lyrics with the verbatim function, users can practice singing anytime anywhere by using Amoi’s music phones, and easily become a Karaoke star.

— Online Hard Drive Supports Unlimited Storage Space for Songs

Nightmares of lack of memory space and continuously updating memory cards and flash memory will be over. Online music on demand is free to users as long as they are members.

— Intelligent Songs Recommendation, Easy Download

Easy-to-use selection of songs and preserving them into one file, saving searching time.

— Eternal Memory for Songs

The song playlist, which is time consuming to establish, will not be destroyed because of machine damage or updating. All those downloaded songs will be preserved online, and may be restored easily.

— Dual-card Standby

A single phone has the capability of supporting two SIM cards, providing more convenience to users.

About Spreadtrum:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please check: http://www.spreadtrum.com

About Amoi:

Amoi Electronics Co., Ltd. (hereinafter “Amoi”, stock code: 600057), listed as a public company in 1997 on the Shanghai Stock Exchange, now owns a staff of 20,000 and a total asset of RMB4.3 billion.

Amoi Electronic Town, now the production base of Amoi, occupies around 400,000sqm and has production lines adopting the most advanced and complete manufacturing facilities among China 3C enterprises, including 29 SMT lines and 95 plastic injection equipments. At present, Amoi has reached an annual production capacity of 10 million mobile phones and 2 million others.

Taking the development, manufacturing and sales of mobile communication products as its main business, Amoi has also realized a 3C (Communication, Consumer Electronics and Computer) integration. In addition to a full line of mobile phones, Amoi offers LCD TVs, which are widely welcomed in the television market both in and out of China, and notebook PCs in a special pattern of ODM. In terms of technical research and development, there’re three R&D centers founded, respectively in Xiamen, Shanghai and Nanjing, with a staff of around 1,200. To better serve the markets, 30 branches and 300 offices have been put into operation domestically around China, and overseas subsidiaries have been established, firstly in Singapore and the United States, later in the UK, and then in Belgium. Now, Amoi is providing tailor-made 2.5G and 3G phones for leading operators around the globe.

As one of China 3C enterprises with the best R&D and technical capability, Amoi always takes innovation as the core concept running through its technical research & development, product design, and marketing. AMOI insists on customer orientation, and will, through continuous innovation, bring more convenience and happiness to the consumers by providing electronics products with high tech, quality and taste.

To better adapt itself to the changes of industrial environment and customer demands taken place during the past few years, Amoi released its new logo and slogan in mid-2007. The new slogan “touching your future” expresses Amoi’s faith and decision to be ceaselessly enterprising and innovative, thus to create a more fashionable lifestyle for the consumers.

About Kuro:

Beijing Kuro Times Tech Co., Ltd. is a digital multimedia content service providing company. Its main business is to create user-friendly driven service, deliver e-CD formatted legal contents with very powerful portable devices download capability.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the ability of the new solution for music phones to satisfy consumers’ varied but growing levels of demand for copyrighted music and enhance the performance and competitiveness of China’s domestic music phones. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and Spreadtrum’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, uncertainty regarding the timing and pace of the market demand and acceptance for music phones offering the capability of downloading copyrighted music; continued competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile handsets; the state of and any change in Spreadtrum’s relationships with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

For more information, please contact:

Media Contact:

William Shi

Spreadtrum Communications

Tel: +86-10-62702988 x217

Email: william.shi@spreadtrum.com